Exhibit 99.1

Baozun Announces First Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA – May 29, 2019 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

●	Total net revenues were RMB1,286.8 million (US$[1]191.7 million), an increase of 39.7% year-over-year. Services revenue was RMB669.2 million (US$99.7 million), an increase of 45.1% year-over-year.

●	Income from operations was RMB45.8 million (US$6.8 million), an increase of 61.3% year-over-year. Operating margin was 3.6%, compared with 3.1% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB64.7 million (US$9.6 million), an increase of 41.7% year-over-year. Non-GAAP operating margin was 5.0%, unchanged from the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB34.0 million (US$5.1 million), an increase of 127.8% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB52.6 million (US$7.8 million), an increase of 64.8% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.59 (US$0.09) and RMB0.57 (US$0.08), respectively, compared with RMB0.27 and RMB0.25, respectively, for the same period of 2018.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB0.91 (US$0.14) and RMB0.89 (US$0.13), respectively, compared with RMB0.57 and RMB0.54, respectively, for the same period of 2018.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

First Quarter 2019 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB7,831.0 million, an increase of 58.4% year-over-year.

●	Distribution GMV[7] was RMB709.5 million, an increase of 32.4% year-over-year.

●	Non-distribution GMV[8] was RMB7,121.5 million, an increase of 61.6% year-over-year.

●	Number of brand partners increased to 200 as of March 31, 2019, from 156 as of March 31, 2018.

●	Number of GMV brand partners increased to 192 as of March 31, 2019, from 150 as of March 31, 2018.

“I’m pleased to announce a strong start to the year where our investments in developing innovative and disruptive technology are paving the way for us to lead the industry into the next phase of the e-commerce revolution,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “One of our strategic goals this year is to focus on high-quality growth as we begin to benefit from the additional capacity and expanded addressable market, that our powerful tools and highly-targeted digital marketing solutions are creating. We continue to grow our business in a sustainable and balanced manner, which we believe will better position us to drive growth over the long-term and offer both international and domestic brand partners a unique value proposition.”

Mr. Robin Lu, Chief Financial Officer of Baozun commented, “We delivered another solid quarter with GMV increasing by 58.4% and revenue growing by 39.7% year-over-year. Notably, new brand partners, especially brands in high-quality GMV categories, delivered incremental contribution in GMV growth. Furthermore, we are delighted to see some early-stage operational efficiency improvement generated from our system intelligence and automation, which underscores our commitment to innovations. During the first quarter of 2019, our investments in technology innovation and productization totaled RMB23 million. We are confident with our growth prospects and expect GMV to grow by 50% to 55% year-over-year for the second quarter of 2019.”

First Quarter 2019 Financial Results

Total net revenues were RMB1,286.8 million (US$191.7 million), an increase of 39.7% from RMB921.2 million in the same quarter of last year.

Product sales revenue was RMB617.6 million (US$92.0 million), an increase of 34.3% from RMB459.9 million in the same quarter of last year. The increase was primarily attributable to acquisition of new brand partners, the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB669.2 million (US$99.7 million), an increase of 45.1% from RMB461.3 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, strong growth in digital marketing services.

Total operating expenses were RMB1,240.9 million (US$184.9 million), compared with RMB892.8 million in the same quarter of last year.

●	Cost of products was RMB508.8 million (US$75.8 million), compared with RMB379.1 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB287.6 million (US$42.9 million), compared with RMB210.6 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses, partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB311.4 million (US$46.4 million), compared with RMB221.1 million in the same quarter of last year. The increase was consistent with the Company’s GMV growth, and increase in digital marketing services, partially offset by efficiency improvements.

●	Technology and content expenses were RMB87.9 million (US$13.1 million), compared with RMB50.3 million in the same quarter of last year. The increase was primarily due to the Company’s continued investments in innovation and productization.

●	General and administrative expenses were RMB45.5 million (US$6.8 million), compared with RMB32.3 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB45.8 million (US$6.8 million), compared with RMB28.4 million in the same quarter of last year. Operating margin was 3.6%, compared with 3.1% in the same quarter of last year.

Non-GAAP income from operations was RMB64.7 million (US$9.6 million), compared with RMB45.7 million in the same quarter of last year. Non-GAAP operating margin was 5.0%, unchanged from the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB34.0 million (US$5.1 million), an increase of 127.8% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.59 (US$0.09) and RMB0.57 (US$0.08), respectively, compared with RMB0.27 and RMB0.25, respectively, in the same period of 2018.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB52.6 million (US$7.8 million), an increase of 64.8% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.91 (US$0.14) and RMB0.89 (US$0.13), respectively, compared with RMB0.57 and RMB0.54, respectively, in the same period of 2018.

As of March 31, 2019, the Company had RMB576.7 million (US$85.9 million) in cash, cash equivalents and short-term investment, an increase from RMB513.9 million as of December 31, 2018.

Business Outlook

The Company expects total net revenues to be between RMB1,550 million and RMB1,600 million for the second quarter of 2019, which represents a year-over-year growth rate of 34% to 38%, in which services revenue to increase by over 40% on a year-over-year basis.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, May 29, 2019 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852-3027-6500
U.S. Toll Free	+1-855-824-5644
Mainland China Toll Free	8009-880-563
Hong Kong	3027-6500
Passcode:	72154472#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Beijing Time, June 6, 2019.

Dial-in numbers for the replay are as follows:

International	+852-3027-6520
U.S. Toll Free	+1-646-982-0473
Passcode:	319317311#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, the Company’s statement about its expectations for Company performance in the second quarter of 2019 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	457,340	521,713	77,738
Restricted cash	56,074	152,923	22,786
Short-term investment	56,535	54,981	8,192
Accounts receivable, net	1,547,631	1,374,920	204,869
Inventories	650,348	567,075	84,497
Advances to suppliers	166,076	180,813	26,942
Prepayments and other current assets	286,149	270,052	40,239
Amounts due from related parties	32,270	16,227	2,418
Total current assets	3,252,423	3,138,704	467,681

Non-current assets
Restricted cash	69,441	-	-
Investments in equity investees	33,974	34,489	5,139
Property and equipment, net	402,740	403,058	60,058
Intangible assets, net	132,393	138,145	20,584
Land use right, net	43,593	43,336	6,457
Right-of-use assets[1]	-	446,299	66,501
Goodwill	13,158	13,158	1,961
Other non-current assets	30,021	30,358	4,524
Deferred tax assets	38,081	38,183	5,689
Total non-current assets	763,401	1,147,026	170,913

Total assets	4,015,824	4,285,730	638,594

1 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Company adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	436,200	659,064	98,204
Accounts payable	886,340	466,659	69,534
Notes payable	26,770	99,990	14,899
Income tax payables	62,764	45,204	6,736
Accrued expenses and other current liabilities	322,668	319,952	47,674
Amounts due to related parties	13,994	1,246	186
Operating lease liabilities[1]	-	116,753	17,397
Total current liabilities	1,748,736	1,708,868	254,630

Long-term loan	68,753	-	-
Deferred tax liability	3,319	3,222	480
Operating lease liabilities[1]	-	333,940	49,759
Total non-current liabilities	72,072	337,162	50,239

Total liabilities	1,820,808	2,046,030	304,869

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 160,267,396 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	98	98	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	1,923,208	286,567
Retained earnings	244,712	278,721	41,531
Accumulated other comprehensive income	29,222	20,251	3,016

Total Baozun Inc. shareholders' equity	2,177,543	2,222,286	331,130

Noncontrolling interests	17,473	17,414	2,595
Total equity	2,195,016	2,239,700	333,725

Total liabilities and shareholders' equity	4,015,824	4,285,730	638,594

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Net revenues
Product sales	459,930	617,585	92,023
Services	461,269	669,176	99,710
Total net revenues	921,199	1,286,761	191,733

Operating expenses (1)
Cost of products	(379,135)	(508,824)	(75,818)
Fulfillment	(210,601)	(287,576)	(42,850)
Sales and marketing (2)	(221,132)	(311,420)	(46,403)
Technology and content	(50,254)	(87,866)	(13,092)
General and administrative	(32,315)	(45,469)	(6,775)
Other operating income, net	658	234	35
Total operating expenses	(892,779)	(1,240,921)	(184,903)
Income from operations	28,420	45,840	6,830
Other income (expenses)
Interest income	1,942	1,974	294
Interest expense	(4,116)	(8,042)	(1,198)
Exchange gain (loss)	(1,424)	968	144
Income before income tax and share of income (loss) in equity method investment	24,822	40,740	6,070
Income tax expense (3)	(8,556)	(7,305)	(1,088)
Share of income (loss) in equity method investment, net of tax of nil	(801)	515	77
Net income	15,465	33,950	5,059

Net (income) loss attributable to noncontrolling interests	(534)	59	9
Net income attributable to ordinary shareholders of Baozun Inc.	14,931	34,009	5,068

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.09	0.20	0.03
Diluted	0.08	0.19	0.03
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.27	0.59	0.09
Diluted	0.25	0.57	0.08
Weighted average shares used in calculating net income per ordinary share
Basic	166,857,263	172,839,612	172,839,612
Diluted	177,061,602	178,273,196	178,273,196

Net income	15,465	33,950	5,059
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(15,036)	(8,971)	(1,337)
Comprehensive income	429	24,979	3,722

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Fulfillment	861	2,897	432
Sales and marketing	6,220	5,271	785
Technology and content	3,646	2,620	390
General and administrative	6,133	7,688	1,146
	16,860	18,476	2,753

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended March 31, 2018 and 2019.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended March 31, 2018 and 2019.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Income from operations	28,420	45,840	6,830
Add: Share-based compensation expenses	16,860	18,476	2,753
Amortization of intangible assets resulting from business acquisition	391	391	58
Non-GAAP income from operations	45,671	64,707	9,641

Net Income	15,465	33,950	5,059
Add: Share-based compensation expenses	16,860	18,476	2,753
Amortization of intangible assets resulting from business acquisition	391	391	58
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(15)
Non-GAAP net income	32,618	52,719	7,855

Net income attributable to ordinary shareholders of Baozun Inc.	14,931	34,009	5,068
Add: Share-based compensation expenses	16,860	18,476	2,753
Amortization of intangible assets resulting from business acquisition	199	199	30
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(8)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	31,940	52,634	7,843

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.57	0.91	0.14
Diluted	0.54	0.89	0.13
Weighted average shares used in calculating net income per ordinary share
Basic	166,857,263	172,839,612	172,839,612
Diluted	177,061,602	178,273,196	178,273,196